

STARBOARD VALUE

EXECUTION VERSION

December 13, 2013

J.P. Morgan Securities LLC
383 Madison Avenue, 5th Floor
Attn: James F. Smith

Dear Mr. Smith:

Reference is hereby made to that certain 10b5-1 Sale Plan Agreement (the "Sale Plan Agreement"), dated November 18, 2013, by and between Starboard Value LP and its affiliates, on the one hand ("Starboard"), and J.P. Morgan Securities LLC, on the other hand ("JPMS"), which was established for Starboard to sell shares of common stock, par value $0.01 per share (the "Securities"), of Office Depot, Inc. (the "Issuer") based upon certain volume and pricing thresholds of the Securities as set forth therein. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms as set forth in the Sale Plan Agreement.

Since entering into the Sale Plan Agreement, the Securities have continued to trade at levels significantly below the lowest price threshold at which transactions can currently be effected under the Sales Plan Agreement. Given the current pricing levels of the Securities, and if such pricing levels continue with respect to the Securities, it is Starboard's current intention to effect open market purchases of the Securities.

Starboard and JPMS are entering into this side letter agreement ("Side Letter") to provide that no sales of Securities shall be effected under the Sale Plan Agreement until the date that is six months and one day from the date of the last open market purchase of Securities by Starboard (the "Last Purchase Date"). Starboard agrees to provide written notice to JPMS of the Last Purchase Date. Starboard agrees that it shall confirm the accuracy of the representations and warranties in this Side Letter and deliver to JPMS a communication from the Issuer to the same effect as set forth below, in each case as of the Last Purchase Date. If Starboard is unable to confirm such representations and warranties and/or deliver such communication as of the Last Purchase Date, the Sale Plan Agreement shall terminate, notwithstanding any other provision in the Sale Plan Agreement.

Starboard represents and warrants that (i) this modification to the Sale Plan Agreement is made in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws, including, without limitation, Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) as of the date hereof, Starboard is not aware of any material nonpublic information concerning the Securities or the business, operations or prospects of the Issuer.

Starboard has delivered to JPMS, on or prior to the date hereof, a communication from the Issuer confirming that the Issuer's trading window is open as of the date hereof and that the

Company's directors are not in possession of material nonpublic information concerning the Securities or the business, operations or prospects of the Issuer as of the date hereof.

Starboard agrees to provide written notice to JPMS of any of purchases of Securities as promptly as practicable, but in any event no later than 24 hours after each such transaction.

STARBOARD VALUE LP

By: Starboard Value GP LLC,
    its general partner

By:
Name: Peter Feld
Title: Managing Member

Acknowledged and Agreed:

J.P. MORGAN SECURITIES LLC

By:
Name: Adam S. Rosenblatt
Title: Executive Director